

December 13, 2013

Via E-mail
Darren Parmenter
Senior Vice President – Finance
Hilltop Holdings, Inc.
200 Crescent Court, Suite 1330
Dallas, TX 75201

>   **Re: Hilltop Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2012**
>   **Filed March 15, 2013**
>   **Response Filed November 15, 2013**
>   **File No. 001-31987**

Dear Mr. Parmenter:

We have reviewed your response to our September 23, 2013 letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Note 3. Fair Value Measurements, page 13

1. Please provide us and revise future filings to include the tabular presentations of assets and liabilities measured at fair value on a non-recurring basis required by ASC 820-10-55, including impaired loans and OREO. Regarding OREO, please tell us in detail why you believe that these assets qualify under level 2 of the fair value hierarchy given the subjective nature of independent appraisals and the unique characteristics of the underlying collateral. It appears to us that these are level 3 assets.

Darren Parmenter
Hilltop Holdings, Inc.
December 13, 2013
Page 2

Note 20. Segment and Related Information, page 42

2. Please refer to your response to comment 2 of our September 23, 2013 letter and address the following:

- Please provide us reconciliations of the information contained on pages 12 and 14 to your financial statements. Also, explain the nature and amounts of the capital expenditures set forth therein.

- Please tell us how you considered the fair value of the holding company reporting unit as part of the reconciliation of the reporting unit values to total equity fair value.

- Please tell us how you determined the WACC used to discount the cash flows of the insurance reporting unit. Also, please tell us how it compares to the WACC of the Company as a whole.

- Please tell us why the calculated discount rate in 2012 is the same as the discount rate in 2011.

- Please explain to us the statement that you used one and five year averages when calculating the WACC.

- Please tell us in more detail how you selected the risk premium you applied and how you determined the selected risk premium was appropriate for the purpose of valuing the insurance company reporting unit.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3492 if you have questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant